                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                    SPR Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    784922106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Peter T. Dameris
                           c/o Metamor Worldwide, Inc.
                        4400 Post Oak Parkway, Suite 1100
                              Houston, Texas 77027
                                 (713) 548-3400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 10, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].



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
--------------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSON.................................................................Metamor Worldwide, Inc.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON......................................................76-0407849

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)
                                                                                (b) x*
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS................................................................................................OO

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(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).......................................................................[ ]
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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION............................................................State of Delaware
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  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                           (7)      SOLE VOTING POWER.................................................................None

                           (8)      SHARED VOTING POWER..........................................3,355,851 (see Item 5(a))

                           (9)      SOLE DISPOSITIVE POWER............................................................None

                           (10)     SHARED DISPOSITIVE POWER..........................................................None

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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON........................................... 3,355,851

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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES................................................................................................[ ]
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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)............................................................22%

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(14)     TYPE OF REPORTING PERSON.......................................................................................CO

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

* As a result of executing the voting agreements dated as of January 10, 1999, a form of which is filed herewith as Exhibit 1 and is incorporated herein by reference (the "Voting Agreement") with Metamor Worldwide, Inc. ("Metamor"), Robert M. Figliulo, David A. Figliulo, and Stephen J. Tober (holders of an aggregate of 3,355,851 shares of common stock of the Issuer) (collectively, the "Stockholders") and Metamor may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to have formed a "group."



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ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of common stock, $.01 par value per share ("Issuer Common Stock" or the "Shares") of SPR Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2015 Spring Road, Suite 750, Oak Brook Illinois 60523.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Metamor Worldwide, Inc., a corporation organized under the laws of the State of Delaware ("Metamor"). Metamor is a leading provider of information technology services. The principal executive offices of Metamor are located at 4400 Post Oak Parkway, Suite 1100, Houston, Texas 77027.

         Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of Metamor.

         (d) and (e). During the last five years, to the best of Metamor's knowledge, neither Metamor nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         With the exception of Nuala Beck who is a citizen of Canada, each executive officer and director of Metamor is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director of Metamor are set forth in Exhibit A to the Schedule 13D and are specifically incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Voting Agreement was entered into by each of the Stockholders in consideration of Metamor entering into the Merger Agreement (as defined below).

ITEM 4.  PURPOSE OF TRANSACTION.

         The Option (as defined below) was granted by each Stockholder as a condition of and in consideration for Metamor's entering into the Agreement and Plan of Reorganization, dated as of January 10, 1999 (the "Merger Agreement"), by and among Metamor, Metamor Acquisition Sub #19, Inc. ("Merger Sub") and the Issuer. Pursuant to the Voting Agreement, each Stockholder has agreed to vote in favor of the Merger (as defined herein) and the Merger Agreement and has granted to Metamor an irrevocable option (the "Option") to purchase, on terms and subject to conditions set forth in the Voting Agreement, a total of 3,355,851 shares of Issuer Common Stock (22% of the number of Shares outstanding on January 10, 1999) at a per share exercise price of $22.80 (the "Exercise Price").



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         Notwithstanding the foregoing, if between January 10, 1999 and the
Effective Time (as defined below) the issued and outstanding shares of the Issuer are changed by reason of stock dividend, split-up, recapitalization, combination, conversion, exchange of shares or other change in the corporate or capital structure of the Issuer, the number and kind of shares subject to the Option and Exercise Price will be adjusted appropriately. If, on or after January 10, 1999, the Issuer should declare or pay any cash or stock dividend (other than ordinary quarterly cash dividends as provided in the Merger Agreement) or other distributions or issue any rights with respect to the Issuer Common Stock, payable or distributable to stockholders of record on a date prior to the transfer to the name of Metamor or its nominee on the Issuer's stock transfer books of the option shares (the "Option Shares"), and the Option is exercised, then (a) the exercise price per Option Share will be reduced by the amount of any such cash dividend or cash distribution, and (b) the whole of any such non-cash dividends, distribution or right which would have been payable with respect to each Option Share purchased by Metamor if such shares were outstanding on the record date for such distribution will be promptly remitted and transferred by the Stockholders to Metamor. Upon exercise of the Option, to the extent consistent with law, pending such remittance, Metamor will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right with respect to each Option Share purchased.

         The Voting Agreement allows Metamor to exercise the Option in whole at any time, and in part from time to time, after the occurrence of a triggering event but prior to the termination date. Under the Voting Agreement, a "Triggering Event" means any event giving rise to a right of termination under the Merger Agreement, and "Termination Date" means the first to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) the first anniversary after the receipt by Metamor of written notice from the Issuer of the occurrence of a Triggering Event and (3) the date the Merger Agreement is terminated without giving rise to a Triggering Event. In addition, each of the Stockholders has agreed to appoint Metamor as its attorney and proxy for such purpose.

         Simultaneously with the execution of the Voting Agreement, Metamor, Merger Sub and the Issuer entered into the Merger Agreement, pursuant to which Merger Sub would merge with and into the Issuer (the "Merger"). Under the terms of the Merger Agreement, each share of the Issuer's Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted into one share of Metamor common stock, par value $0.01 ("Metamor Common Stock"), and all outstanding options to purchase shares of the Issuer's Common Stock will be assumed by Metamor and converted into options to purchase shares of Metamor Common Stock. Consequently, the Issuer will become a wholly owned subsidiary of Metamor, and the Issuer's Common Stock will cease to be traded on the Nasdaq National Market or any other exchange and will cease to be registered pursuant to the Exchange Act.

         Pursuant to the Merger Agreement, at the Effective Time Metamor's Board of Directors will consist of eleven members, ten of whom will be current members of the Board of Directors of Metamor, and one of whom will be a current member of the Board of Directors of the Issuer.

         Consummation of the transactions contemplated by the Merger Agreement is subject to the terms and conditions contained in the Merger Agreement, including the receipt of certain approvals by the respective stockholders of Metamor and the Issuer, the receipt of certain regulatory approvals, the receipt of legal opinions that the Merger will be tax-free and accountants' confirmation that the Merger will be accounted for as a pooling of interests. The Merger Agreement and the transactions



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contemplated thereby will be submitted for Issuer stockholder approval at a special meeting of the Issuer's stockholders. The issuance (the "Share Issuance") of Metamor Common Stock pursuant to the Merger Agreement will be submitted for Metamor stockholder approval at the annual meeting of Metamor stockholders.

         Except as otherwise set forth in the Merger Agreement and the Voting Agreement, Metamor has no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (viii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(ix) causing the Shares to cease to be authorized to be quoted on the Nasdaq National Market; (ix) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any action set forth in this Paragraph.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). Metamor may be deemed to beneficially own 3,355,851 Shares and has shared voting power with respect to such shares. Pursuant to the terms of the Voting Agreement, each of the Stockholders has agreed to vote, at any meeting of the Issuer's stockholders or any adjournment or postponement thereof or pursuant to any consent in lieu of a meeting, in favor of the Merger and the Merger Agreement and has granted to Metamor an Option (as defined herein) to purchase, on terms and subject to conditions set forth in the Voting Agreement, a total of 3,355,851 shares of common stock of the Issuer (22% of the number of shares outstanding on January 10, 1999) at the Exercise Price (as defined herein). The Voting Agreement allows Metamor to exercise the Option in whole at any time, and in part from time to time, after the occurrence of a triggering event but prior to the termination date. Under the Voting Agreement, a "Triggering Event" means any event giving rise to a right of termination under the Merger Agreement, and "Termination Date" means the first to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) the first anniversary after the receipt by Metamor of written notice from the Issuer of the occurrence of a Triggering Event and (3) the date the Merger Agreement is terminated without giving rise to a Triggering Event. In addition, each of the Stockholders has agreed to appoint Metamor as its attorney and proxy for such purpose.

         (c). No transactions in the Shares have been effected during the past 60 days by Metamor.

         (d). The right to receive dividends with respect to the Shares to which this Schedule 13D relates, and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Shares held by each Stockholder are held by such respective Stockholder.



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         (e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Contracts, arrangements, understandings or relationships with respect to securities of the Issuer consist of the Voting Agreement and the Merger Agreement. The aforementioned documents are attached hereto as Exhibits B and C, respectively, and are specifically incorporated herein by reference. See also description of the aforementioned documents in Items 3 and 4 above.

         Except for the Merger Agreement and the Voting Agreement, neither Metamor nor, to the best of its knowledge, any other person named in Item 2 has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibits are filed as part of this Schedule 13D:

         Exhibit A:  Name, Business Address, and Present Principal Occupation of
                     Each Executive Officer and Director of Metamor.

         Exhibit B:  Form of Voting Agreement.

         Exhibit C:  Agreement of Merger and Plan of Reorganization dated as of
                     January 10, 1999 by and among Metamor, Metamor Acquisition Sub #19, Inc. and the Issuer.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       METAMOR WORLDWIDE, INC.


                                       By: /s/ EDWARD L. PIERCE
                                          --------------------------------------
                                       Name:  Edward L. Pierce
                                       Title: Senior Vice President and
                                              Chief Financial Officer

Date:  January 19, 1999







         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)



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                                 EXHIBIT INDEX


 Exhibit
 Number              Description
 ------              -----------

Exhibit A:           Name, Business Address, and Present Principal Occupation of
                     Each Executive Officer and Director of Metamor.

Exhibit B:           Form of Voting Agreement.

Exhibit C:           Agreement of Merger and Plan of Reorganization dated as of
                     January 10, 1999 by and among Metamor, Metamor Acquisition
                     Sub #19, Inc. and the Issuer.